# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Cardiff Oncology, Inc., CIK 0001213037
CUSIP: 14147L108
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 11055 Flintkote Avenue, San Diego, California (CA), 92121
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000078003-21-000112
Filed by CIK 0000078003

## Reporting persons
- Pfizer Inc. 13-5315170: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 2,411,575; shared voting power 0; sole dispositive power 2,411,575; shared dispositive power 0; aggregate amount beneficially owned 2,411,575 (3.6% of the class)
  Comment: (See row 11) Based on 66,524,182 shares of Common Stock outstanding as reported in the Issuer's prospectus supplement, filed with the U.S. Securities and Exchange Commission (the "Commission") on December 10, 2024, to the Issuer's effective shelf registration statement on Form S-3, which was originally filed with the Commission on April 25, 2022 (File No. 333-264148).

## Item 1. Issuer
Name of issuer: Cardiff Oncology, Inc.
Address of issuer's principal executive offices: 11055 Flintkote Avenue, San Diego, CA, 92121

## Item 2. Person Filing
Name of person filing: Pfizer Inc.
Address of principal business office or, if none, residence: 66 Hudson Boulevard East, New York, NY 10001
Citizenship: Delaware, U.S.A.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See rows 5 through 11 of the cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Pfizer Inc. 13-5315170: /s/ Madelyn D. Purcell, Madelyn D. Purcell/Assistant Secretary (02/12/2025)